SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:  Denali Structured Return Strategy Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	3550 Lenox Road NE, Suite 2550 Atlanta Georgia 30326
TELEPHONE NUMBER NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	(770) 350-8700 THE CORPORATION TRUST COMPANY Corporation Trust Center 1209 Orange St. Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒Yes ☐No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Atlanta and State of Georgia on this 28th day of November 2023.

DENALI STRUCTURED RETURN STRATEGY FUND

By:	/s/Adam C. Stewart
Adam C. Stewart
Trustee (sole trustee)

Attest:

/s/ Katie Bruckert
Name: Katie Bruckert
Title: Secretary